SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	May	2008
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Press Release, dated May 15, 2008.

Document 1

For Immediate Release	May 15, 2008
RM: 5 – 08

Crystallex Reports Q1 2008 Financial Results

TORONTO, ONTARIO, May 15, 2008 – Crystallex International Corporation (TSX: KRY) (Amex: KRY) today reported its financial results for the quarter ended March 31, 2008. The Company prepares its consolidated financial statements in U.S. dollars and in accordance with Canadian Generally Accepted Accounting Principles. The consolidated financial statements along with management’s discussion and analysis will be available for viewing on the Crystallex International Corporation website at www.crystallex.com. The Documents have been filed with SEDAR (www.sedar.com) and should be available on SEDAR.

Crystallex President and CEO, Gordon Thompson commented, “On April 30, 2008 we were advised that the Las Cristinas concession holder, Corporacion Venezolana de Guayana (“CVG”) had received a letter from a Director General at the Ministry of Environment denying its request for the Environmental Permit allowing the construction of the Las Cristinas Project. On May 12, 2008, Crystallex filed the legal rebuttal to the position taken by the Director General in his letter.”

Mr. Thompson noted, “The Communication from this Director General of the Ministry of Environment and Natural Resources is in conflict with the Las Cristinas Environmental Impact Study approval. Since the contents of the Director General’s letter became public, local and indigenous communities, and Venezuelan Officials have voiced continued support for the development of the Las Cristinas project and other mining projects in the region. We are continuing efforts with the support of Venezuelan governmental agencies to advance the Project. Las Cristinas has been designed to the highest environmental standards and we are confident the benefits of the Project to the Venezuelan people and especially the employment opportunities for Bolivar State and surrounding communities will be recognized.”

Overview

The Company is engaged in the production of gold and related activities including exploration, development, mining and processing in Venezuela. The Corporation’s principal asset is its interest in the Las Cristinas gold project located in Sifontes, Bolivar State, Venezuela. The Corporation’s other assets include the Tomi operations, the Lo Incréible properties (which include the La Victoria deposit), and the Revemin mill, all of which are located in Bolivar State, Venezuela (the “El Callao operations”).

Las Cristinas – Permitting Status

▪
On April 30, 2008, the Company reported that it became aware that the Director General of the Administrative Office of Permits at the Ministry of Environment and Natural Resources, (“MinAmb”) had issued a letter to the Corporacion Venezolana de Guayana (“CVG”) denying its request for the Authorization to Affect Natural Resources (the “Permit”) for the Las Cristinas project.

▪
The Company believes that this communication contradicts the Environmental Impact Study approval process, conflicts with various Government Decrees and Resolutions, appears to be in opposition to all mineral mining in the Imataca Forest Region (which includes Las Cristinas) and stands contrary to current and historic mining projects in Venezuela.  Accordingly, on May 12, 2008, the Company filed a legal rebuttal to the position taken by the Director General of Permits at MinAmb.

Liquidity and Capital Resources

▪	On February 11, 2008, the Company closed a public equity financing of 32.9 million units for net proceeds of $64.3 million.
▪	Cash and cash equivalents at March 31, 2008 were $67.2 million.
▪
The Company forecasts that it will have cash to fund its operations until approximately June 2009 assuming expenditures continue at the same pre-Permit level as before the communication from the Director General of Permits at MinAmb denying CVG’s request for the Permit.  In the event of a negative outcome in its appeal of the MinAmb directive relating to the Permit, or a prolonged appeal process, the Company will re-assess its planned expenditures.

Financial Performance

▪	First quarter net loss of $11.2 million, or $0.04 per share including $6.1 million unrealized loss on translation of future income taxes.
▪	Loss of $0.6 million from operations at El Callao (the loss is inclusive of exploration expenditures of approximately $0.8 million).
▪	Expenditures of $5.5 million on Las Cristinas.

Las Cristinas – Permitting

During 2007, the CVG was formally notified by MinAmb that all the requirements for the issuance of the Permit had been fulfilled. MinAmb approved the EIS for the Las Cristinas gold project, and requested the CVG post a construction compliance guarantee bond and pay certain environmental taxes. Crystallex posted the requested bond and paid the requested taxes. No impediments were raised in discussions at that time with Government officials, who subsequently confirmed that the Company was in good standing for the issuance of the Permit.

The Company received additional support for the issuance of the Permit in the fall of 2007, when the Venezuelan National Assembly's Commission of Economic Development reviewed the protracted timeline for the issuance of the Permit. Following its October 4th, 2007 hearings, the Commission issued a report noting that representatives from MinAmb, the Ministry of Basic Industry and Mines (“MIBAM”), the CVG and Crystallex had testified at their hearings. The Commission's report concluded that the CVG and Crystallex had complied with the feasibility study and other legal and technical requirements, thus allowing for the Permit to be granted by MinAmb. The Chairman of the Commission recommended MinAmb grant the Permit.

In early 2008, Mr. Rodolfo Sanz was appointed the Minister of MIBAM and President of the CVG, having direct involvement with the Las Cristinas project in both capacities. Crystallex officials have met with Minister Sanz and further meetings are anticipated.

On April 30, 2008, the Company reported that a Director General in the Administrative Office of Permits at MinAmb had issued a communication to the CVG, the concession holder of the Las Cristinas concessions, that the Office of Permits in the Ministry had denied the request of the CVG for the Permit. Since being advised of the letter, Crystallex has had the opportunity to meet with Officials of both the Government of Venezuela and the CVG and has begun the process of seeking the reversal of the Director General’s communication in order to bring the Las Cristinas gold deposit into production.

On May 12, 2008, Crystallex filed the legal rebuttal to the position taken by the Director General of Permits in the MinAmb. The Director General at MinAmb who issued the letter has, under the administrative law of Venezuela, 15 business days to reply formally. If there is no reply, under law the answer is deemed to be negative.  At that time, the Company has the legal right to appeal directly to the Minister of MinAmb who also has a set time (90 business days) to issue a finding.  If at that time the answer is negative, Crystallex has a number of legal avenues to pursue both in and out of Venezuela in order to protect its shareholders’ rights.

The communication from this Director General at MinAmb is in conflict with the Las Cristinas Environmental Impact Study approval, the Construction Compliance Guarantee Bond (the “Bond”) request and Environmental Tax (the “Tax”) request issued by MinAmb. Both the posting of the Bond and payment of the requested Tax were satisfied in 2007 and Crystallex obtained receipt of acceptance. This communication appears to be in opposition to all mineral mining in the Imataca Forest Region. In the opinion of Crystallex’s management, the communication in question also leaves a number of current and historic projects standing contrary to the communication. In addition, Crystallex believes that the content of the letter contradicts Presidential Decrees, National Assembly Resolutions, MinAmb Resolutions, and MIBAM Resolutions.

Since the contents of the Director General’s letter became public, local and indigenous communities, and Venezuelan Officials have voiced continued support for the development of the Las Cristinas project and other mining projects in the region. Crystallex has also become aware that the Venezuelan National Assembly intends to hold hearings regarding the Director General’s letter and the status of the Las Cristinas project.

The Company is currently continuing its efforts with the support of Venezuelan governmental agencies to advance the Las Cristinas project which will create significant employment, healthcare facilities and sustainable development for the surrounding communities. In particular, as part of its corporate and social responsibility commitments under the Las Cristinas Mining Operation Contract, the Company commenced construction of a new medical centre and sewage treatment plant to serve local communities in the vicinity of the Las Cristinas project.  Both projects are well advanced and are scheduled for completion in 2008.  The Company has remaining expenditures of approximately $3.5 million on these projects (including associated paving projects).

Summary of Quarterly Results (Unaudited)
$,000 except per share	2008	2007
	Q1	Q4	Q3 (Amended)	Q2 (Amended)
Revenue	$5,901	$4,809	$2,188	$2,848
Net loss previously reported	-	-	($9,256)	($13,703)
Adjustment to unrealized gain	-		2,534	1,580
Net loss as amended	$(11,202)	$(8,787)	$(6,722)	$(12,123)
Per share – Basic and diluted	$(0.04)	$(0.03)	$(0.03)	$(0.05)

$,000 except per share	2007	2006
	Q1 (Amended)	Q4	Q3	Q2
Revenue	$3,720	$5,720	$9,769	$5,520
Net loss previously reported	($12,071)	($11,617)	($8,815)	($8,296)
Adjustment to unrealized gain	9,252	-	-	-
Net loss as amended	$(2,819)	($11,617)	($8,815)	($8,296)
Per share – Basic and diluted	$(0.01)	$(0.04)	$(0.04)	$(0.04)

The Q1 to Q3 2007 net loss have been amended to reflect the 2007 year end adjustments to unrealized gains as discussed in the 2007 Annual MD&A and in Note 10 to the Consolidated Financial Statements for the year ended December 31, 2007.

About Crystallex
Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company’s principal asset is the Las Cristinas property in Bolivar State that is currently under development at the initial planned production rate of 20,000 tonnes of ore per day. Other key assets include the Tomi Mine, certain Lo Increible properties and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY) Exchanges.

For Further Information:
Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577
Visit us on the Internet:  http://www.crystallex.com or Email us at: info@crystallex.com

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain statements included or incorporated by reference in this news release, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words “believe,” “expect,” “anticipate,” “contemplate,” “target,” “plan,” “intends,” “continue,” “budget,” “estimate,” “may,” “schedule” and similar expressions identify forward-looking statements.  Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company.  Such factors include, among others, risks relating to additional funding requirements, reserve and resource estimates, gold prices, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs and dependence on key employees.  See “Risk Factors” below or in the Company’s 2007 40-F/Annual Information Form. Due to risks and uncertainties, including the risks and uncertainties identified above, actual events may differ materially from current expectations. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.  Forward-looking statements are made as of the date of this Management Discussion and Analysis and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	May 16, 2008	By:	/s/ Hemdat Sawh
Name: Hemdat Sawh Title: Chief Financial Officer